Exhibit 4.38

Summary in English of Stock Purchase Agreement of Telecable

Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) purchased the shares of Cablevisión Red, S.A. de C.V. (“Telecable”) that were not owned by TTelecom H, S.A.P.I. de C.V. as a result of the merger agreement described in Exhibit 4.37, pursuant to a stock purchase agreement (the “SPA”).

PARTIES

Sellers: María del Carmen Ordóñez Valverde, Axel Eduardo Vielma Ordóñez, Héctor Vielma Ordóñez, José Francisco Vielma Ordóñez and Luis Edmundo Vielma Ordóñez

Purchaser: Corporativo Vasco de Quiroga, S.A. de C.V.

PURCHASED SHARES

Shares representing 35.53% of the capital stock of Telecable; and

Shares representing 1% of the capital stock of Administradora de Sistemas de Comunicación, S.A. de C.V., Servicios Integrales para Sistemas de Cable, S.A. de C.V. and Tele Cable de Michoacán, S.A. de C.V., three affiliates of Telecable (together with Telecable, the “Companies”).

PURCHASE PRICE	Ps.3,055,230,166.00

CONDITIONS PRECEDENT	The transaction was subject to certain conditions precedent, including (i) the transfer by the Companies to a third-party of all their interests in Productora y Comercializadora de Televisión, S.A. de C.V., (ii) the termination of the Companies’ agreements with Quiero Media, S.A. de C.V., (iii) the resignation of the Sellers to the boards of directors of the Companies, as well as to any other position held in the Companies, and (iv) that no material adverse effect had occurred before closing.

INDEMNITY

The Sellers agreed to jointly indemnify the Purchaser for (i) the inexistence of any of the assets described in the financial statements, (ii) undisclosed liabilities, (iii) misrepresentations, and (iv) the breach of any of the covenants contained in the SPA. The Sellers’ indemnity is subject to a basket and cap.

Any amounts paid by the Sellers pursuant to the indemnity provisions of the SPA will be made in Mexican Pesos. The right to be indemnified under this clause is the sole remedy of Purchaser against the Sellers for any of the abovementioned items (i) to (iv).

NON-COMPETE AND NON SOLICITATION

Each of the Sellers is subject to a non-compete obligation, under which for a 3-year period, they may not, directly or indirectly, compete with the Companies in Mexico.

Certain minority investments are permitted under the non-compete provision; provided that Sellers do not act as executives, employees, directors or advisors in such companies.

If any of the Sellers breach their non-compete obligations they will be subject to liquidated damages equal to the greater of (i) the income received from such activities, and (ii) US$50,000,000.00.

Subject to certain exceptions, the Sellers may not, for a period of 3 years as of the closing date, hire, or carry out any act with the purpose of hiring, directly or indirectly, any executive, employee (of up to the third level) and any operating personnel (of any level) of such companies.

JURISDICTION	Any dispute under the SPA will be resolved by the competent courts sitting in Mexico City, Federal District

GOVERNING LAW	The interpretation, execution and enforcement of the SPA is subject to the applicable laws of Mexico.